SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 2)
D & K HEALTHCARE RESOURCES, INC.
(Name of Subject Company)
SPIRIT ACQUISITION CORPORATION
a wholly owned subsidiary of
MCKESSON CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

232861104
(CUSIP Number of Class of Securities)
Ivan D. Meyerson
McKesson Corporation
One Post Street
San Francisco, CA 94104-5296
Telephone: (415) 983-8300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$212,565,362	$25,018.94

*	The transaction valuation was calculated by adding (i) the number of all outstanding shares of common stock of D & K Healthcare Resources, Inc. (14,260,856 shares) multiplied by a purchase price of $14.50 per share and (ii) the number of options to purchase shares of common stock of D & K Healthcare Resources, Inc. with exercise prices at or below $14.50 per share (options to purchase 774,066 shares) multiplied by the difference between (A) $14.50 per share and (B) the weighted average exercise price per share ($7.03) of such options.

**	The filing fee was calculated pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, and was determined by multiplying 0.00011770 by the sum of (i) the number of all outstanding shares of common stock of D & K Healthcare Resources, Inc. (14,260,856 shares) multiplied by a purchase price of $14.50 per share and (ii) the number of options to purchase shares of common stock of D & K Healthcare Resources, Inc. with exercise prices at or below $14.50 per share (options to purchase 774,066 shares) multiplied by the difference between (A) $14.50 per share and (B) the weighted average exercise price per share ($7.03) of such options.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,018.94	Form or Registration No. SC TO-T
Filing party: McKesson Corporation and Spirit Acquisition Corporation	Date Filed: July 22, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This final Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 22, 2005 by McKesson Corporation, a Delaware corporation (“Parent”), and Spirit Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO/A filed on August 11, 2005, relating to the third party tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of D & K Healthcare Resources, Inc., a Delaware corporation (“D&K”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 12, 1998, between D&K and Harris Trust and Savings Bank, at a purchase price of $14.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase, dated July 22, 2005, and the related Letter of Transmittal, as amended and supplemented through the date hereof (which collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.
Item 8.
Item 8 of the Schedule TO is hereby amended and supplemented as follows:
     The Offer expired at 12:00 midnight, New York City time, on Thursday, August 18, 2005. Approximately 13,666,268 Shares (including approximately 424,785 Shares subject to guaranteed delivery), representing approximately 95.8% of the outstanding Shares were validly tendered and not withdrawn. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer.
     On August 19, 2005, Parent issued a press release announcing the results of the Offer and the completion of the Offer. The full text of the press release is filed as Exhibit (a)(1)(I) hereto and is incorporated by reference herein.
Item 12.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
     (a)(1)(I) Press Release issued by McKesson Corporation on August 19, 2005.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Spirit Acquisition Corporation
By:	/s/	Nicholas A. Loiacono
	Name:	Nicholas A. Loiacono
	Title:	Vice President and Treasurer

McKesson Corporation
By:	/s/	Jeffrey C. Campbell
	Name:	Jeffrey C. Campbell
	Title:	Executive Vice President and Chief Financial Officer

Dated: August 19, 2005

EXHIBIT NO.                                             DOCUMENT
(a)(1)(I)            Press Release issued by McKesson Corporation on August 19, 2005.